================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              File No. 005-56295

                               -----------------

                                SCHEDULE 13D/A
                                (Rule 13d-101)

                               Amendment No. 84

                               -----------------

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                  RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                         The Goldman Sachs Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  38141G 10 4
                                (CUSIP Number)

                              Kenneth L. Josselyn
                              Beverly L. O'Toole
                         The Goldman Sachs Group, Inc.
                                200 West Street
                           New York, New York 10282
                           Telephone: (212) 902-1000
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                               January 27, 2014
            (Date of Event which Requires Filing of this Statement)

                               -----------------

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                        (Continued on following pages)

================================================================================

CUSIP NO. 38141G 10 4                 13D

-------------------------------------------------------------------------------
 1.      NAMES OF REPORTING PERSONS: Each of the persons identified on
         Appendix A.

-------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting solely of Covered Persons1
         As to a group consisting of persons other than Covered Persons
         (a)  [X]    (b)  [X]

-------------------------------------------------------------------------------
 3.      SEC USE ONLY

-------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS: OO and PF (Applies to each person listed on
         Appendix A.)

-------------------------------------------------------------------------------
 5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e) (Applies to each person listed on Appendix A.)

         [_]
-------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.

-------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER: 0

                ---------------------------------------------------------------
NUMBER OF        8.   SHARED VOTING POWER (See Item 6) (Applies to each
SHARES                person listed on Appendix A.)
BENEFICIALLY          24,751,641 Voting Shares2 held by Covered Persons
OWNED BY              6,923 Shared Ownership Shares held by Covered Persons3
EACH                  25,583,960 Sixty Day Shares held by Covered Persons4
REPORTING             2,444,852 Other Shares held by Covered Persons 5
PERSON
WITH            ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER (See Item 6)
                      As to Voting Shares, less than 1%
                      As to Shared Ownership Shares, Sixty Day Shares and
                      Other Shares, 0

                ---------------------------------------------------------------
                10.   SHARED DISPOSITIVE POWER (See Item 6):
                      As to Voting Shares, 0
                      As to Shared Ownership Shares, less than 0.01%
                      As to Sixty Day Shares and Other Shares, less than 1%.

-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         52,787,376
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

         [_]
-------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.01%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to
         Reporting Entities/1/ that are corporations; OO as to Reporting Entities that are trusts

-------------------------------------------------------------------------------

--------
1  For a definition of this term, please see Item 2.
2  For a definition of this term, please see Item 6.
3 "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.
4 "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.
5 "Other Shares" include: (i) 249,120 shares of Common Stock held by 17 private charitable foundations established by 17 Covered Persons;
   (ii) 2,193,576 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 2,156 shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

                                                                     Appendix A

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Paul R. Aaron
Charles F. Adams
Nick S. Advani                                                         UK
Mark E. Agne
Gregory A. Agran
Raanan A. Agus
William D. Anderson, Jr.
Dalinc Ariburnu                                                     UK/Turkey
Philip S. Armstrong                                                    UK
Armen A. Avanessians
Dean C. Backer
Charles Baillie
Vivek J. Bantwal
Steven K. Barg
Scott B. Barringer
Steven M. Barry
Stacy Bash-Polley
Gareth W. Bater                                                        UK
Jonathan A. Beinner
Heather Bellini
Tracey E. Benford
Philip R. Berlinski                                                 Belgium/
                                                                       USA
Frances R. Bermanzohn
Stuart N. Bernstein
Robert A. Berry                                                        UK
Avanish R. Bhavsar
Lloyd C. Blankfein
Vivek Bohra
Stefan R. Bollinger                                                Switzerland
Brian W. Bolster
Johannes M. Boomaars                                                   The
                                                                   Netherlands
Robert D. Boroujerdi
Jill A. Borst
Alison L. Bott                                                         UK
Patrick T. Boyle                                                       UK
Sally A. Boyle                                                         UK
Christoph M. Brand                                                   Germany
Michael J. Brandmeyer
Jason H. Brauth
Anne F. Brennan
Samuel S. Britton
Craig W. Broderick
Torrey J. Browder
Steven M. Bunson
Mary D. Byron
Richard M. Campbell-Breeden                                            UK
Philippe L. Camu                                                     Belgium
Valentino D. Carlotti
Anthony H. Carpet
Michael J. Carr
Stuart A. Cash                                                         UK
Donald J. Casturo
Sonjoy Chatterjee                                                     India
R. Martin Chavez
Alex S. Chi
Andrew A. Chisholm                                                   Canada
Steven N. Cho
David Chou                                                             UK
Thalia Chryssikou                                                    Greece
Kent A. Clark                                                        Canada
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Colin Coleman                                                         South
                                                                     Africa
Denis P. Coleman III
William J. Conley, Jr.
Thomas G. Connolly                                                  Ireland/
                                                                       USA
Karen R. Cook                                                          UK
Edith W. Cooper
Kenneth W. Coquillette
Richard N. Cormack                                                     UK
Thomas W. Cornacchia
E. Gerald Corrigan
Cyril Cottu                                                          France
James V. Covello
Jeffrey R. Currie
John P. Curtin, Jr.
Michael D. Daffey                                                   Australia
John F. Daly
John S. Daly                                                         Ireland
Anne Marie B. Darling
David H. Dase
Francois-Xavier de Mallmann                                          France/
                                                                   Switzerland
Daniel L. Dees
Mark F. Dehnert
James Del Favero                                                    Australia
Massimo Della Ragione                                                 Italy
Olaf Diaz-Pintado                                                     Spain
Alexander C. Dibelius                                                Germany
Joseph P. DiSabato
Michele I. Docharty
Albert F. Dombrowski
Thomas M. Dowling
Robert Drake-Brockman                                                  UK
Donald J. Duet
Alessandro Dusi                                                       Italy
Michael L. Dweck

                                                                     ITEM 6
                                                                   Citizenship
                                                                     (United
                                                                     States
                                                                     unless
 ITEM 1                                                             otherwise
 Names of Reporting Persons                                        indicated)
 --------------------------                                        ------------
 Gordon E. Dyal
 Isabelle Ealet                                                       France
 Kenneth M. Eberts III
 David P. Eisman
 Jason H. Ekaireb                                                       UK
 Charalampos Eliades                                                  Greece
 Kathleen G. Elsesser
 Edward A. Emerson                                                 Argentina/UK
 Peter C. Enns                                                        Canada
 Christopher H. Eoyang
 James P. Esposito
 Michael P. Esposito
 Antonio F.Esteves                                                   Portugal
 J. Michael Evans                                                     Canada
 Carl Faker                                                          France/
                                                                     Lebanon
 Elizabeth C. Fascitelli
 Douglas L. Feagin
 Stephan J. Feldgoise
 Patrick J. Fels
 Benjamin W. Ferguson
 Wolfgang Fink                                                       Germany
 Samuel W. Finkelstein
 Peter E. Finn
 David A. Fishman
 Elisabeth Fontenelli
 Colleen A. Foster
 Sheara J. Fredman
 Orit Freedman                                                        Israel
 Matthew T. Fremont-Smith
 Christopher G. French                                                  UK
 Richard A. Friedman
 Jacques Gabillon                                                     France
 Enrico S. Gaglioti
 Timur F. Galen
 Sean J. Gallagher
 Ramani Ganesh                                                        India
 Gonzalo R. Garcia                                                    Chile
 James R. Garman                                                        UK
 Francesco U. Garzarelli                                              Italy
 Matthew R. Gibson
 Gary T. Giglio
 Michelle Gill
 Nick V. Giovanni
 Justin G. Gmelich
 Richard J. Gnodde                                                   Ireland/
                                                                      South
                                                                      Africa
 Jeffrey B. Goldenberg
 Andrew M. Gordon
 Michael J. Graziano
 Michael J. Grimaldi
 Bradley J. Gross                                                     UK/USA
 Peter Gross
 Celeste A. Guth
 Anthony Gutman                                                       UK/USA
 Elizabeth M. Hammack
 Jan Hatzius                                                         Germany
 Keith L. Hayes                                                         UK
 Michael L. Hensch
 Martin Hintze                                                       Germany
 Kenneth L. Hirsch
 Kenneth W. Hitchner
 Todd Hohman
 Simon N. Holden                                                        UK
 Dane E. Holmes
 Philip Holzer                                                       Germany
 Ning Hong                                                            China
 Ericka T. Horan
 Shin Horie                                                           Japan
 Russell W. Horwitz
 James P. Houghton                                                      UK
 Ronald Hua                                                          Taiwan/
                                                                       USA
 Paul J. Huchro
 Ming Yunn Stephanie Hui                                             UK/Hong
                                                                       Kong
 Hidehiro Imatsu                                                      Japan
 Timothy J. Ingrassia
 William L. Jacob III
 Christian W. Johnston                                              Australia
 Andrew J. Jonas
 Adrian M. Jones                                                     Ireland
 Eric S. Jordan
 Roy R. Joseph                                                        Guyana
 Pierre-Emmanuel Y. Juillard                                          France
 Andrew J. Kaiser
 Vijay M. Karnani                                                     India
 James C. Katzman
 Alan S. Kava
 Christopher Keogh
 John J. Kim
 Peter Kimpel                                                        Germany
 Robert C. King, Jr.
 Hideki Kinuhata                                                      Japan
 Shigeki Kiritani                                                     Japan
 Marie Louise Kirk                                                   Denmark
 Michael E. Koester
 Lee Guan Kelvin Koh                                                Singapore
 J. Christopher A. Kojima                                            Canada/
                                                                       USA
 Adam M. Korn
 David J. Kostin

                                                                     ITEM 6
                                                                   Citizenship
                                                                     (United
                                                                     States
                                                                     unless
 ITEM 1                                                             otherwise
 Names of Reporting Persons                                        indicated)
 --------------------------                                        -----------
 Jorg H. Kukies                                                      Germany
 Eric S. Lane
 Andre Laport Ribeiro                                                Brazil
 Hugh J. Lawson
 Scott L. Lebovitz
 Brian J. Lee
 George C. Lee
 Ronald Lee
 David A. Lehman
 Tim Leissner                                                        Brazil/
                                                                     Germany
 Todd W. Leland
 Laurent Lellouche                                                   France
 Gregg R. Lemkau
 Deborah R. Leone
 Eugene H. Leouzon                                                   France
 John R. Levene                                                        UK
 Brian T. Levine
 Jack Levy
 Gwen R. Libstag
 Leland Lim
 Ryan D. Limaye
 Luca M. Lombardi                                                     Italy
 Victor M. Lopez-Balboa
 David B. Ludwig
 Peter J. Lyon
 Paula B. Madoff
 John A. Mahoney
 Puneet Malhi                                                          UK
 Raghav Maliah                                                        India
 Matthew F. Mallgrave
 John V. Mallory
 David M. Marcinek
 Alison J. Mass
 Robert A. Mass
 Kathy M. Matsui
 Joseph S. Mauro
 Alastair J.C. Maxwell                                                 UK
 John J. McCabe
 Matthew B. McClure                                                    UK
 Dermot W. McDonogh                                                  Ireland
 Charles M. McGarraugh
 John J. McGuire, Jr.
 John W. McMahon
 James A. McNamara
 Richard P. McNeil                                                   Jamaica
 Sanjeev K. Mehra
 Avinash Mehrotra
 Jonathan M. Meltzer
 Bruce H. Mendelsohn
 Xavier C. Menguy                                                    France
 Anthony J. Miller                                                  Australia
 Michael J. Millette
 Milton R. Millman III
 Christopher Milner                                                    UK
 Christina P. Minnis
 Peeyush Misra                                                        India
 Bryan P. Mix
 Masanori Mochida                                                     Japan
 Timothy H. Moe                                                      Ireland
 Philip J. Moffitt                                                  Australia
 Atosa Moini                                                          Iran
 Ricardo Mora
 J. Ronald Morgan III
 Simon P. Morris                                                       UK
 Thomas C. Morrow
 Sharmin Mossavar-Rahmani                                              UK
 Takashi Murata                                                       Japan
 Arjun N. Murti
 Marc O. Nachmann
 Ezra Nahum                                                          France/
                                                                       USA
 Amol S. Naik                                                        India/
                                                                       USA
 Jyothsna Natauri
 Una M. Neary
 Jeffrey P. Nedelman
 Anthony Noto
 Gavin G. O'Connor
 Gregory G. Olafson                                                  Canada
 Brett A. Olsher                                                     UK/USA
 Timothy J. O'Neill
 Lisa Opoku
 Peter C. Oppenheimer                                                  UK
 Nigel M. O'Sullivan                                                   UK
 Gerald B. Ouderkirk III
 Craig W. Packer
 Gregory K. Palm
 Konstantinos N. Pantazopoulos                                       Greece
 James R. Paradise                                                     UK
 Francesco Pascuzzi                                                   Italy
 Anthony W. Pasquariello
 Sheila H. Patel
 Nirubhan Pathmanabhan                                                 UK
 Jonathan Mark Penkin                                               UK/South
                                                                     Africa
 Daniel P. Petrozzo
 David B. Philip
 Richard Phillips                                                   Australia
 Stephen R. Pierce
 Hugh R. Pill                                                          UK

                                                                      ITEM 6
                                                                   Citizenship
                                                                  (United States
                                                                      unless
ITEM 1                                                              otherwise
Names of Reporting Persons                                          indicated)
--------------------------                                        --------------
Michelle H. Pinggera                                                   UK
Kenneth A. Pontarelli
Ellen R. Porges
Dmitri Potishko                                                     Australia
Dina Powell
Gilberto Pozzi                                                        Italy
Lorin P. Radtke
John J. Rafter                                                       Ireland
Sumit Rajpal                                                          India
Richard N. Ramsden                                                     UK
Sara E. Recktenwald
Andrew K. Rennie                                                   Australia/
                                                                       UK
James H. Reynolds                                                    France
Sean D. Rice
Kate D. Richdale                                                       UK
Michael J. Richman
Francois J. Rigou                                                    France
Stuart Riley                                                           UK
Michael Rimland
Lora J. Robertson
Karl J. Robijns                                                      Belgium
Elizabeth A. Robinson
Scott M. Rofey
John F. W. Rogers
Scott A. Romanoff
Johannes Rombouts                                                  Netherlands
Michael E. Ronen                                                    Germany/
                                                                     Israel
Simon A. Rothery                                                    Australia
Jami Rubin
Peter C. Russell
Paul M. Russo
Katsunori Sago                                                        Japan
Ankur A. Sahu                                                         India
Guy E. Saidenberg                                                    France
Pablo J. Salame                                                      Ecuador
Julian Salisbury                                                       UK
Yann Samuelides                                                      France
Luke A. Sarsfield III
Marcus Schenck                                                       Germany
Susan J. Scher
Stephen M. Scherr
Clare R. Scherrer
Joshua S. Schiffrin
Jeffrey W. Schroeder
Harvey M. Schwartz
Mark Schwartz
David A. Schwimmer
Stephen B. Scobie                                                      UK
John A. Sebastian
Peter A. Seccia
Peter D. Selman                                                        UK
Gaurav Seth                                                           India
John C. Shaffer
Rebecca M. Shaghalian
Konstantin A. Shakhnovich
Lisa M. Shalett
Daniel M. Shefter
Heather K. Shemilt                                                   Canada
Michael S. Sherwood                                                    UK
Michael H. Siegel
Suhail A. Sikhtian
Gavin Simms                                                            UK
Michael L. Simpson
Marshall Smith
Michael Smith                                                       Australia
Sarah E. Smith                                                         UK
David M. Solomon
Mark R. Sorrell                                                        UK
Theodore T. Sotir
Christoph W. Stanger                                                 Austria
Esta E. Stecher
Laurence Stein                                                        South
                                                                   Africa/USA
Carl Stern
John D. Storey                                                      Australia
Steven H. Strongin
Joseph Struzziery III
Ram K. Sundaram                                                       India
Damian E. Sutcliffe                                                    UK
J. Richard Suth
Robert J. Sweeney
Michael S. Swell
Michael J. Swenson
Gene T. Sykes
Patrick Tassin de Nonneville                                         France
Megan M. Taylor
Teresa Teague
Thomas D. Teles
Pawan Tewari
Ryan J. Thall
Klaus B. Toft                                                        Denmark
Frederick Towfigh
Donald J. Truesdale
Kenro Tsutsumi                                                        Japan
Richard J. Tufft                                                       UK
Eiji Ueda                                                             Japan
Toshihiko Umetani                                                     Japan
Jonathan R. Vanica
Ashok Varadhan

                                                                        ITEM 6
                                                                     Citizenship
                                                                    (United States
                                                                        unless
ITEM 1                                                                otherwise
Names of Reporting Persons                                            indicated)
--------------------------                                          --------------
John J. Vaske
Christoph Vedral                                                       Germany
Andrea Vella                                                            Italy
Philip J. Venables                                                      UK/USA
Simone Verri                                                            Italy
Jeffrey L. Verschleiser
Robin A. Vince                                                          UK/USA
Andrea A. Vittorelli                                                    Italy
Alejandro Vollbrechthausen                                              Mexico
John E. Waldron
Paul Walker
Theodore T. Wang
Alasdair J. Warren                                                        UK
Simon R. Watson                                                           UK
Toby C. Watson                                                            UK
John S. Weinberg
Martin M. Werner                                                        Mexico
Matthew Westerman                                                         UK
Elisha Wiesel
David D. Wildermuth
John S. Willian
Andrew F. Wilson                                                         New
                                                                       Zealand
Dominic A. Wilson                                                         UK
Steve Windsor                                                             UK
Martin Wiwen-Nilsson                                                    Sweden
Andrew E. Wolff
Kent J. Wosepka
Denise A. Wyllie                                                          UK
Yoshihiko Yano                                                          Japan
Shinichi Yokote                                                         Japan
W. Thomas York, Jr.
Wassim G. Younan                                                      Lebanon/UK
Paul M. Young
Paolo Zannoni                                                           Italy
Xing Zhang                                                              China
Han Song Zhu                                                            China

Reporting Entities

ITEM 1                                                   ITEM 6             Name of Establishing
Name of Entity                    Type of Entity  Place of Organization        Covered Person
--------------                    --------------  ---------------------  ----------------------------
Anahue Limited                     Corporation           Jersey              Andrew A. Chisholm
Campbell-Breeden 2004 Settlement      Trust                UK            Richard M. Campbell-Breeden
Drayton 2004 Settlement               Trust                UK                   Karen R. Cook
French 2004 Settlement                Trust                UK               Christopher G. French
RJG Holding Company                Corporation       Cayman Islands           Richard J. Gnodde
Sherwood 2004 Settlement              Trust                UK                Michael S. Sherwood
Westerman 2004 Settlement             Trust                UK                 Matthew Westerman

   This Amendment No. 84 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 84 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has decreased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1. Security and Issuer

   This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 200 West Street, New York, New York 10282.

ITEM 2. Identity and Background

   (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to an Amended and Restated Shareholders' Agreement, originally dated as of May 7, 1999 and amended and restated effective as of January 22, 2010 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

   Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a current or former Participating Managing Director (as defined in Item 6 below) of GS Inc. or one of its affiliates. GS Inc. is a global investment banking, securities and investment management firm. The business address of each Covered Person for purposes of this Schedule is 200 West Street, New York, New York 10282.

   Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

   (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

   The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Acquisition Covered Persons") of Hull and Associates, L.L.C. ("Hull") and Goldman Sachs & Partners Australia Group Holdings Pty Ltd ("GS&PA") acquired certain shares of Common Stock in exchange for their interests in Hull and GS&PA, respectively; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

   Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4. Purpose of Transactions

   The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or GS&PA, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

   Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

   Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5. Interest in Securities of the Issuer

   (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix
A are shares as to which there is a right to acquire exercisable within 60 days.

   (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

   (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the 60 days preceding January 27, 2014.

   (d), (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule, and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. References to the "board of directors" are to the board of directors of GS Inc.

   The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee described below under "Information Regarding the Shareholders' Committee" (the "Participating Managing Directors").

   The "Voting Shares" include all of the shares of Common Stock of which a Covered Person (or, in approved cases, his or her spouse or domestic partner) is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs 401(k) Plan). The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities and other approved estate planning vehicles will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

   Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below); provided, that with respect to 2009 year-end equity awards granted in accordance with the equity deferral table approved by the board of directors or its Compensation Committee, such number shall equal 30% of the Covered Shares relating thereto (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Shares beneficially owned by a Covered Person through a Reporting Entity or certain other approved estate planning vehicles established by Covered Persons or, as applicable, by the Covered Person's spouse or domestic partner are generally deemed to count toward the satisfaction of the Transfer Restrictions.

   For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering) or receives an award of restricted stock. The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units or stock options or the gross number of shares of restricted stock, in each case less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered
Person became a Participating Managing Director. The Shareholders' Committee has the power to determine, and has determined from time to time in particular situations, whether restricted stock or shares of Common Stock delivered pursuant to restricted stock units or stock options are deemed "Covered Shares."

WAIVERS

   The Shareholders' Committee has the power to waive, and has waived, the Transfer Restrictions from time to time to permit Covered Persons to transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally. The Shareholders' Committee also has the power to waive the Transfer Restriction to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; and transfer Common Stock held in employee benefit plans. Taking into account the Shareholders' Committee's waivers and determinations regarding Covered Shares to date, 7,528,271 shares of Common Stock are subject to the Transfer Restrictions as of January 27, 2014.

   In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

   In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

   Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of substantially all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

   The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

   The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

   Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

   The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Lloyd C. Blankfein, Gary D. Cohn and Harvey M. Schwartz are the members of the Shareholders' Committee.

EMPLOYEE BENEFIT PLAN TRANSFER RESTRICTIONS

   Shares of Common Stock delivered to Covered Persons pursuant to certain GS Inc. employee compensation plans and arrangements are subject to restrictions on transfer. These restrictions lapse at various times depending on the terms of the grant or award.

PLEDGE AGREEMENTS

   Certain Covered Persons have pledged in the aggregate 600,000 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

   In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument, dated as of June 19, 2000 (the "EMD Supplement"), which supplements the Registration Rights Instrument, dated as of December 10, 1999 (the "Registration Rights Instrument"). The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

   Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

   Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

Material to be Filed as Exhibits

Exhibit                                                       Description
------- ------------------------------------------------------------------------------------------------------------------------

  A.    Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment
        No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

  B.    Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
        Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000
        (File No. 005-56295)).

  C.    Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  D.    Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  E.    Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to
        Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

  F.    Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed
        March 29, 2001 (File No. 005-56295)).

  G.    Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to
        Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

  H.    Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to
        Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-14965)).

                                                                        ANNEX A

   INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                              REPORTING ENTITIES.

                                                                          Convictions or         Beneficial
                                                                           Violations of      Ownership of the
                                                                          Federal or State    Common Stock of
                                                                          Laws within the       The Goldman
Name                Citizenship   Business Address    Present Employment  Last Five Years     Sachs Group, Inc.
----                -----------  -------------------- ------------------- ----------------  ----------------------
Steven M. Bunson       USA       200 West Street      Managing Director,       None         Less than 1% of the
                                 New York, NY         The Goldman Sachs                     outstanding shares of
                                 10282                Group, Inc.                           Common Stock.

Michael H.             UK        26 New Street,       Partner,                 None         None
Richardson                       St. Helier, Jersey,  Bedell Cristin
                                 JE4 3RA

Anthony J. Dessain     UK        26 New Street,       Partner,                 None         None
                                 St. Helier, Jersey,  Bedell Cristin
                                 JE4 3RA

                                                                        ANNEX B

ITEMS 2(D) AND 2(E). INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                        ANNEX C

ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

None.

                                                                        ANNEX D

ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 25,583,960 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options that have vested and are exercisable. This share amount includes the gross number of shares of Common Stock underlying these options, and these shares are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of January 27, 2014. Upon exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in the aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                        ANNEX E

ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

On December 23, 2013, January 21, 2014 and January 27, 2014, an aggregate of 29,921, 2,438 and 3,371,707 shares of Common Stock, respectively, were delivered to Covered Persons pursuant to the terms of restricted stock units and became Voting Shares. On January 17, 2014, an aggregate of 312,697 restricted shares of Common Stock were received by Covered Persons as compensation and became Voting Shares.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange or by delivery to counterparties upon settlement of derivative transactions:

                                                                              Price Per Share
Covered Person                              Trade Date      Number of Shares      (in $)
--------------                           ------------------ ----------------  ---------------
Abby Joseph Cohen....................... November 29, 2013       2,628           169.9377
Abby Joseph Cohen*...................... November 29, 2013       5,369           169.9377
Valentino D. Carlotti................... November 29, 2013       3,897           168.0103
Edith W. Cooper......................... November 29, 2013      11,587           169.7400
Isabelle Ealet.......................... November 29, 2013         100           170.0000
Wolfgang Fink........................... November 29, 2013         350           170.1200
Timur F. Galen.......................... November 29, 2013       4,756           167.9902
Anthony Noto............................ November 29, 2013      18,000           169.6509
Peter C. Oppenheimer.................... November 29, 2013         488           169.9600
Kostas N. Pantazopoulos................. November 29, 2013       2,518           169.6445
Shinichi Yokote......................... November 29, 2013       2,923           167.8900
Philip R. Berlinski.....................  January 17, 2014         997           175.0000
Frances R. Bermanzohn...................  January 17, 2014       2,289           174.7982
Alison L. Bott..........................  January 17, 2014       7,073           177.0396
Denis P. Coleman III....................  January 17, 2014      10,000           177.0841
John P. Curtin, Jr......................  January 17, 2014      10,000           160.0000
Wolfgang Fink...........................  January 17, 2014         250           175.1000
Wolfgang Fink...........................  January 17, 2014         250           176.2480
James R. Garman.........................  January 17, 2014       1,325           176.6706
Eugene H. Leouzon.......................  January 17, 2014       2,000           177.0000
Gwen R. Libstag.........................  January 17, 2014       2,300           170.0000
Gwen R. Libstag.........................  January 17, 2014       3,800           175.0000
Gwen R. Libstag*........................  January 17, 2014       7,700           170.0000
Gwen R. Libstag*........................  January 17, 2014      12,700           175.0000
Alison J. Mass*.........................  January 17, 2014         685           176.7208
Alison J. Mass*.........................  January 17, 2014         685           176.7189
Alison J. Mass*.........................  January 17, 2014      14,045           176.5791
Dermot W. McDonogh......................  January 17, 2014         720           176.6394
Ricardo Mora............................  January 17, 2014       5,000           175.0000
Thomas C. Morrow........................  January 17, 2014       3,778           174.6761
Peter C. Oppenheimer....................  January 17, 2014       1,000           175.0000
Peter C. Oppenheimer....................  January 17, 2014       1,000           176.6820
Peter C. Oppenheimer*...................  January 17, 2014       1,000           175.0000
Peter C. Oppenheimer*...................  January 17, 2014         700           176.6200
Kenneth A. Pontarelli...................  January 17, 2014      10,000           170.0000
Kenneth A. Pontarelli...................  January 17, 2014       5,000           175.0000
Michael J. Richman......................  January 17, 2014         232           174.9000

                                                                              Price Per Share
Covered Person                              Trade Date      Number of Shares      (in $)
--------------                           ------------------ ----------------  ---------------
Clare R. Scherrer.......................  January 17, 2014       5,000           176.1291
John A. Sebastian.......................  January 17, 2014       1,954           176.5308
Sarah E. Smith..........................  January 17, 2014      14,873           174.7621
John D. Storey..........................  January 17, 2014         735           176.7727
Simone Verri............................  January 17, 2014         942           174.9000
John S. Willian.........................  January 17, 2014       1,473           176.6464
W. Thomas York, Jr......................  January 17, 2014       5,387           176.4722
Gregory A. Agran........................  January 21, 2014       4,968           173.1482
William D. Anderson, Jr.................  January 21, 2014       3,253           173.4235
Dean C. Backer..........................  January 21, 2014       5,259           174.2275
Gareth W. Bater.........................  January 21, 2014         535           175.0000
Tracey E. Benford.......................  January 21, 2014       4,967           174.1266
Philip R. Berlinski.....................  January 21, 2014       2,982           173.1726
Philip R. Berlinski.....................  January 21, 2014       2,982           174.0114
Frances R. Bermanzohn...................  January 21, 2014       2,871           172.8718
Jason H. Brauth.........................  January 21, 2014       2,113           172.0000
Jason H. Brauth.........................  January 21, 2014       2,113           173.0000
Jason H. Brauth.........................  January 21, 2014       2,113           173.5000
Craig W. Broderick......................  January 21, 2014       2,871           173.2151
Steven M. Bunson........................  January 21, 2014       1,139           175.0000
Mary D. Byron...........................  January 21, 2014       1,139           175.0000
R. Martin Chavez........................  January 21, 2014       5,048           173.1659
Cyril Cottu.............................  January 21, 2014       2,339           175.0000
James V. Covello........................  January 21, 2014       1,139           175.0000
Jeffrey R. Currie.......................  January 21, 2014       1,036           175.0000
Francois-Xavier de Mallmann.............  January 21, 2014       2,162           174.0733
Francois-Xavier de Mallmann.............  January 21, 2014       1,187           174.1631
Daniel L. Dees..........................  January 21, 2014       2,405           173.1668
Daniel L. Dees..........................  January 21, 2014       1,994           173.2197
James Del Favero........................  January 21, 2014       2,111           174.2565
Olaf Diaz-Pintado.......................  January 21, 2014       1,373           175.0000
Stephan J. Feldgoise....................  January 21, 2014         670           172.3627
Colleen A. Foster.......................  January 21, 2014       2,871           173.2016
Christopher G. French...................  January 21, 2014       2,812           174.1404
Matthew R. Gibson.......................  January 21, 2014         805           174.5183
Peter Gross.............................  January 21, 2014       1,731           175.0000
Keith L. Hayes..........................  January 21, 2014       4,777           175.0000
Martin Hintze...........................  January 21, 2014         224           174.1711
Martin Hintze...........................  January 21, 2014         309           174.1797
Kenneth W. Hitchner.....................  January 21, 2014         793           174.3109
Kenneth W. Hitchner.....................  January 21, 2014         300           174.3600
Philip Holzer...........................  January 21, 2014       3,827           173.1220
Ericka T. Horan.........................  January 21, 2014         601           172.2517
Paul J. Huchro..........................  January 21, 2014       3,349           173.2192
Andrew J. Jonas.........................  January 21, 2014       1,339           174.0853
Marie Louise Kirk.......................  January 21, 2014       1,422           174.6041
J. Christopher A. Kojima................  January 21, 2014         959           173.3472
Kathy M. Koll...........................  January 21, 2014       1,739           173.2332
Adam M. Korn............................  January 21, 2014         100           174.7600
Jorg H. Kukies..........................  January 21, 2014       3,253           175.0000
Eric S. Lane............................  January 21, 2014       2,000           173.4833
Hugh J. Lawson..........................  January 21, 2014       3,253           171.7891
Todd W. Leland..........................  January 21, 2014       2,172           174.3236

                                                                              Price Per Share
Covered Person                              Trade Date      Number of Shares      (in $)
--------------                           ------------------ ----------------  ---------------
Deborah R. Leone........................  January 21, 2014         618           172.4662
Brian T. Levine.........................  January 21, 2014       3,827           173.2002
Leland Lim..............................  January 21, 2014       6,338           173.1611
Paula B. Madoff.........................  January 21, 2014       2,871           174.3631
John A. Mahoney.........................  January 21, 2014       6,881           175.0000
Matthew F. Mallgrave....................  January 21, 2014       3,000           171.7301
John J. McCabe..........................  January 21, 2014       1,139           175.0000
John J. McGuire, Jr.....................  January 21, 2014         618           175.0000
John W. McMahon.........................  January 21, 2014       3,000           172.6594
James A. McNamara.......................  January 21, 2014       2,871           173.2062
Jonathan M. Meltzer.....................  January 21, 2014       4,967           172.1665
Thomas C. Morrow........................  January 21, 2014       1,739           174.6764
Marc O. Nachmann........................  January 21, 2014       2,000           175.5406
Jyothsna Natauri........................  January 21, 2014         524           172.8729
Gavin G. O'Connor.......................  January 21, 2014       2,405           173.2281
Timothy J. O'Neill......................  January 21, 2014       5,659           172.7808
Gerald B. Ouderkirk III.................  January 21, 2014         296           175.0000
Craig Packer............................  January 21, 2014         739           175.0000
James R. Paradise.......................  January 21, 2014       2,000           173.5686
Anthony W. Pasquariello.................  January 21, 2014       1,396           175.0000
Sheila H. Patel.........................  January 21, 2014       1,739           174.7352
Nirubhan Pathmanabhan...................  January 21, 2014         100           175.0000
Ellen R. Porges.........................  January 21, 2014       1,139           175.0000
Dina Powell.............................  January 21, 2014         870           175.0000
Gilberto Pozzi..........................  January 21, 2014         739           175.0000
Michael J. Richman......................  January 21, 2014         618           174.4012
Lora J. Robertson.......................  January 21, 2014       1,539           173.2281
Michael E. Ronen........................  January 21, 2014         350           175.0000
Peter C. Russell........................  January 21, 2014       2,682           173.2517
Paul M. Russo...........................  January 21, 2014       8,714           173.2272
Pablo J. Salame.........................  January 21, 2014       9,869           175.0000
Yann Samuelides.........................  January 21, 2014       2,851           175.0000
Peter A. Seccia.........................  January 21, 2014       1,739           175.0000
Gaurav Seth.............................  January 21, 2014         956           172.3768
Lisa M. Shalett.........................  January 21, 2014       1,139           173.8123
Michael H. Siegel.......................  January 21, 2014         100           172.8900
Michael H. Siegel.......................  January 21, 2014         300           172.9000
Michael H. Siegel.......................  January 21, 2014         400           172.9100
Michael H. Siegel.......................  January 21, 2014         100           172.9300
Michael H. Siegel.......................  January 21, 2014         100           172.9400
Michael H. Siegel.......................  January 21, 2014         233           173.0900
Michael H. Siegel.......................  January 21, 2014         100           173.1000
Michael H. Siegel.......................  January 21, 2014         300           173.1100
Michael H. Siegel.......................  January 21, 2014         100           173.1400
Michael H. Siegel.......................  January 21, 2014         700           173.1500
Michael H. Siegel.......................  January 21, 2014          64           173.9800
Gavin Simms.............................  January 21, 2014       1,698           173.2594
Michael L. Simpson......................  January 21, 2014         286           172.1465
Michael L. Simpson......................  January 21, 2014         286           172.2665
Michael L. Simpson......................  January 21, 2014         335           172.3130
Michael L. Simpson......................  January 21, 2014         851           172.3718
Sarah E. Smith..........................  January 21, 2014       1,914           175.0000
Esta E. Stecher.........................  January 21, 2014       2,871           175.0000

                                                                              Price Per Share
Covered Person                              Trade Date      Number of Shares      (in $)
--------------                           ------------------ ----------------  ---------------
Laurence Stein..........................  January 21, 2014       1,939           173.1734
Joseph Struzziery III...................  January 21, 2014       6,871           175.0000
Ram K. Sundaram.........................  January 21, 2014      12,379           173.2223
J. Richard Suth.........................  January 21, 2014       5,538           172.7765
Michael S. Swell........................  January 21, 2014         276           173.7100
Michael S. Swell........................  January 21, 2014         638           173.7436
Teresa Teague...........................  January 21, 2014       2,840           175.0000
Thomas D. Teles.........................  January 21, 2014       1,139           175.0000
Paul Walker.............................  January 21, 2014       1,699           175.0000
Elisha Wiesel...........................  January 21, 2014       2,871           173.2187
Paul M. Young...........................  January 21, 2014       4,748           172.7718
Paul M. Young...........................  January 21, 2014         300           173.4233
Vivek J. Bantwal........................  January 22, 2014       1,324           174.0000
Gareth W. Bater.........................  January 22, 2014       2,000           173.4100
Jason H. Brauth.........................  January 22, 2014       2,113           174.5000
Anne F. Brennan.........................  January 22, 2014         739           173.7008
Donald J. Casturo.......................  January 22, 2014       2,000           173.5920
Steven N. Cho...........................  January 22, 2014       2,500           174.0000
Joseph P. DiSabato......................  January 22, 2014         750           173.6967
Jason H. Ekaireb........................  January 22, 2014       1,000           174.1300
Samuel W. Finkelstein...................  January 22, 2014       3,937           173.0749
Peter E. Finn...........................  January 22, 2014       1,324           174.1081
Peter E. Finn...........................  January 22, 2014         162           174.1200
Matthew T. Fremont-Smith................  January 22, 2014       1,139           173.5181
Elizabeth M. Hammack....................  January 22, 2014       1,127           173.7500
Michael L. Hensch.......................  January 22, 2014       1,000           174.0000
Michael L. Hensch.......................  January 22, 2014       1,000           174.2500
Michael L. Hensch.......................  January 22, 2014       1,000           174.5000
Kenneth L. Hirsch.......................  January 22, 2014       1,339           173.5482
Adam M. Korn............................  January 22, 2014         100           174.5000
Eric S. Lane............................  January 22, 2014       5,492           174.0731
Brian J. Lee............................  January 22, 2014         100           173.8700
Brian J. Lee............................  January 22, 2014         178           173.8800
Brian J. Lee............................  January 22, 2014         398           173.8900
Brian J. Lee............................  January 22, 2014         200           173.9100
George C. Lee II........................  January 22, 2014       2,638           173.6823
David A. Lehman.........................  January 22, 2014       3,110           173.0039
Ryan D. Limaye..........................  January 22, 2014       1,739           174.0000
Matthew F. Mallgrave....................  January 22, 2014       2,538           173.8488
David M. Marcinek.......................  January 22, 2014         500           173.5160
David M. Marcinek.......................  January 22, 2014         319           174.0000
Jeffrey P. Nedelman.....................  January 22, 2014       1,000           173.8740
Jeffrey P. Nedelman.....................  January 22, 2014       1,000           174.3500
Peter C. Oppenheimer....................  January 22, 2014         311           174.0000
Peter C. Oppenheimer*...................  January 22, 2014       1,000           173.6980
Nigel M. O'Sullivan.....................  January 22, 2014       3,275           173.0531
Nigel M. O'Sullivan.....................  January 22, 2014       4,357           173.0870
James R. Paradise.......................  January 22, 2014       2,946           173.5274
Francesco Pascuzzi......................  January 22, 2014       3,758           173.4100
Elizabeth E. Robinson...................  January 22, 2014       2,405           174.1315
Katsunori Sago..........................  January 22, 2014       3,349           173.4100
Luke A. Sarsfield III...................  January 22, 2014         999           174.2380
Stephen M. Scherr.......................  January 22, 2014       5,048           173.8293

                                                                              Price Per Share
Covered Person                              Trade Date      Number of Shares      (in $)
--------------                           ------------------ ----------------  ---------------
Konstantin A. Shakhnovich...............  January 22, 2014       5,081           173.3338
David M. Solomon........................  January 22, 2014       9,569           173.5000
John D. Storey..........................  January 22, 2014       1,139           173.6700
Steven H. Strongin......................  January 22, 2014       5,048           172.9265
Damian E. Sutcliffe.....................  January 22, 2014       1,127           173.5093
Donald J. Truesdale.....................  January 22, 2014       1,539           174.0000
Ryan J. Thall...........................  January 22, 2014         913           173.4100
Gareth W. Bater.........................  January 23, 2014         838           172.2800
Avanish R. Bhavsar......................  January 23, 2014       7,271           169.6091
Jason H. Ekaireb........................  January 23, 2014       1,000           171.0000
Michael L. Hensch.......................  January 23, 2014       2,000           170.4900
Michael L. Hensch.......................  January 23, 2014         500           171.0000
Michael L. Hensch.......................  January 23, 2014       1,500           171.0200
Michael L. Hensch.......................  January 23, 2014       2,000           171.5000
Joseph S. Mauro.........................  January 23, 2014       3,635           170.3271
Susan J. Scher..........................  January 23, 2014       1,339           169.8764
John C. Shaffer.........................  January 23, 2014       7,171           170.7369
Frederick Towfigh.......................  January 23, 2014       1,059           172.2800
Simone Verri............................  January 23, 2014       2,963           172.2800
Paolo Zannoni...........................  January 23, 2014       1,739           172.2800
Jonathan A. Beinner.....................  January 24, 2014       2,871           168.5057
Richard M. Campbell-Breeden.............  January 24, 2014       2,000           168.5727
Mark F. Dehnert.........................  January 24, 2014       6,881           168.3845
Joseph P. DiSabato......................  January 24, 2014         789           168.6127
Michael L. Dweck........................  January 24, 2014       1,339           168.0000
James R. Garman.........................  January 24, 2014         488           168.5800
Adam M. Korn............................  January 24, 2014       1,812           168.2412
Brian J. Lee............................  January 24, 2014         250           167.5300
Atosa Moini.............................  January 24, 2014       1,500           168.6621
Jeffrey P. Nedelman.....................  January 24, 2014       1,349           168.7875
David B. Philip.........................  January 24, 2014       2,871           167.8272
Johannes Rombouts.......................  January 24, 2014      14,965           168.5800
Patrick Tassin de Nonneville............  January 24, 2014       7,950           168.2135
John S. Willian.........................  January 24, 2014       6,270           168.3834
Steve Windsor...........................  January 24, 2014       2,356           168.7099
Dalinc Ariburnu.........................  January 27, 2014      16,536           166.8200
Jonathan A. Beinner.....................  January 27, 2014       6,545           164.5624
Cyril Cottu.............................  January 27, 2014         151           166.8200
Joseph P. DiSabato......................  January 27, 2014          18           164.9400
Peter C. Enns...........................  January 27, 2014       4,000           166.8200
Brian T. Levine.........................  January 27, 2014         351           166.8200
Thomas C. Morrow........................  January 27, 2014       1,663           166.4954
James R. Paradise.......................  January 27, 2014       6,472           166.3856
John C. Shaffer.........................  January 27, 2014          76           165.1600
Christoph W. Stanger....................  January 27, 2014       2,840           166.7706
Klaus B. Toft...........................  January 27, 2014         193           164.0300

* This transaction was conducted through an estate planning entity and relates to Other Shares.

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Person:

                                                                 Acquisition or
Covered Person                Transfer Date    Number of Shares   Disposition
--------------               ----------------- ----------------  --------------
Steven M. Barry............. January 21, 2014       3,827         Disposition
Timothy J. Ingrassia........ January 21, 2014         540         Disposition
Michael L. Simpson.......... January 21, 2014         810         Disposition
Raanan A. Agus.............. January 22, 2014         728         Disposition
Gregory A. Agran............ January 23, 2014       4,968         Disposition

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares withheld by the Company to satisfy the exercise price:

                                                            Strike  Sales   Number of  Number of
                                                 Number of  Price   Price    Shares     Shares
Covered Person                 Date of Exercise  Options    (in $)  (in $)  Withheld   Delivered
--------------                 ----------------- ---------  ------  ------- ---------  ---------
Gregory A. Agran.............. January 27, 2014  181,733    78.87   167.64  139,175     42,558
Raanan A. Agus................ January 27, 2014   13,093    78.87   167.64   10,028      3,065
Steven M. Barry............... January 27, 2014   16,200    78.87   167.64   12,042      4,158
Stacy Bash-Polley............. January 27, 2014   34,200    78.87   167.64   26,191      8,009
Jonathan A. Beinner........... January 27, 2014   58,994    78.87   167.64   45,179     13,815
Philip R. Berlinski........... January 27, 2014   48,000    78.87   167.64   34,516     13,484
Frances R. Bermanzohn......... January 27, 2014   21,000    78.87   167.64   16,083      4,917
Anne F. Brennan............... January 27, 2014    2,684    78.87   167.64    2,056        628
Craig W. Broderick............ January 27, 2014   15,731    78.87   167.64   11,693      4,038
Steven M. Bunson.............. January 27, 2014   23,318    78.87   167.64   17,859      5,459
Mary D. Byron................. January 27, 2014   11,658    78.87   167.64    8,335      3,323
R. Martin Chavez.............. January 27, 2014   25,632    78.87   167.64   19,630      6,002
E. Gerald Corrigan............ January 27, 2014    6,000    78.87   167.64    4,460      1,540
James V. Covello.............. January 27, 2014   23,318    78.87   167.64   17,333      5,985
Jeffrey R. Currie............. January 27, 2014   21,338    78.87   167.64   15,345      5,993
Francois-Xavier de Mallmann... January 27, 2014   48,843    78.87   167.64   35,123     13,720
Daniel L. Dees................ January 27, 2014   10,604    78.87   167.64    7,210      3,394
Michael L. Dweck.............. January 27, 2014    3,000    78.87   167.64    2,230        770
Kenneth M. Eberts III......... January 27, 2014    8,094    78.87   167.64    6,200      1,894
Jason H. Ekaireb.............. January 27, 2014   27,000    78.87   167.64   19,415      7,585
Elisabeth Fontenelli.......... January 27, 2014   11,659    78.87   167.64    8,929      2,730
Colleen A. Foster............. January 27, 2014   62,921    78.87   167.64   46,769     16,152
Gonzalo R. Garcia............. January 27, 2014   11,437    78.87   167.64    8,226      3,211
Keith L. Hayes................ January 27, 2014   37,179    78.87   167.64   19,854     17,325
Philip Holzer................. January 27, 2014   22,724    78.87   167.64   16,398      6,326
Paul J. Huchro................ January 27, 2014   72,822    78.87   167.64   54,129     18,693
Andrew J. Jonas............... January 27, 2014    6,000    78.87   167.64    4,595      1,405
J. Christopher A. Kojima...... January 27, 2014    9,431    78.87   167.64    7,223      2,208
Kathy M. Koll................. January 27, 2014   19,085    78.87   167.64    8,969     10,116
Brian J. Lee.................. January 27, 2014    6,000    78.87   167.64    4,460      1,540
David A. Lehman............... January 27, 2014   67,872    78.87   167.64   50,450     17,422
Brian T. Levine............... January 27, 2014   41,362    78.87   167.64   29,868     11,494
David M. Marcinek............. January 27, 2014    3,000    78.87   167.64    2,298        702
John J. McGuire, Jr........... January 27, 2014    3,315    78.87   167.64    2,254      1,061
James A. McNamara............. January 27, 2014   37,753    78.87   167.64   28,062      9,691
Philip J. Moffitt............. January 27, 2014   15,000    78.87   167.64    9,020      5,980
Arjun N. Murti................ January 27, 2014   23,318    78.87   167.64   17,333      5,985

                                                            Strike  Sales   Number of  Number of
                                                 Number of  Price   Price    Shares     Shares
Covered Person                 Date of Exercise  Options    (in $)  (in $)  Withheld   Delivered
--------------                 ----------------- ---------  ------  ------- ---------  ---------
Marc O. Nachmann.............. January 27, 2014   12,000    78.87   167.64    8,920      3,080
Gavin G. O'Connor............. January 27, 2014   53,021    78.87   167.64   39,411     13,610
Peter C. Oppenheimer.......... January 27, 2014    3,000    78.87   167.64    2,158        842
Craig Packer.................. January 27, 2014    4,470    78.87   167.64    3,323      1,147
Sheila H. Patel............... January 27, 2014   19,085    78.87   167.64   13,972      5,113
David B. Philip............... January 27, 2014   15,000    78.87   167.64   11,488      3,512
Gilberto Pozzi................ January 27, 2014   13,417    78.87   167.64    9,650      3,767
Sara E. Recktenwald........... January 27, 2014   12,723    78.87   167.64    9,461      3,262
Lora J. Robertson............. January 27, 2014   16,610    78.87   167.64   11,968      4,642
Paul M. Russo................. January 27, 2014   17,931    78.87   167.64   13,732      4,199
Susan J. Scher................ January 27, 2014   28,268    78.87   167.64   21,649      6,619
Stephen M. Scherr............. January 27, 2014   25,631    78.87   167.64   19,629      6,002
Jeffrey W. Schroeder.......... January 27, 2014   36,411    78.87   167.64   27,064      9,347
John A. Sebastian............. January 27, 2014   36,000    78.87   167.64   25,994     10,006
Lisa M. Shalett............... January 27, 2014   23,318    78.87   167.64   17,333      5,985
Heather K. Shemilt............ January 27, 2014    4,800    78.87   167.64    3,676      1,124
Gavin Simms................... January 27, 2014   18,590    78.87   167.64   13,171      5,419
Sarah E. Smith................ January 27, 2014   37,753    78.87   167.64   28,914      8,839
Laurence Stein................ January 27, 2014   32,340    78.87   167.64   24,038      8,302
Steven H. Strongin............ January 27, 2014  102,525    78.87   167.64   78,516     24,009
Ram K. Sundaram............... January 27, 2014   36,890    78.87   167.64   28,252      8,638
Eiji Ueda..................... January 27, 2014   36,000    78.87   167.64   20,815     15,185
Paul Walker................... January 27, 2014    1,800    78.87   167.64    1,379        421
Theodore T. Wang.............. January 27, 2014   22,724    78.87   167.64   17,403      5,321
Elisha Wiesel................. January 27, 2014   20,974    78.87   167.64   16,063      4,911
Steve Windsor................. January 27, 2014   26,510    78.87   167.64   19,063      7,447
Andrew E. Wolff............... January 27, 2014   16,610    78.87   167.64   11,293      5,317

                                                                        ANNEX F

ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written or purchased American-style standardized call options or put options on Voting Shares with the following terms:

                          Instrument and  Number of  Strike Price
Covered Person              Position       Shares      (in $)      Maturity Date
--------------            --------------  ---------  ------------  ---------------
Douglas L. Feagin........ Call Written        700        180       April 19, 2014
Ricardo Mora............. Call Written      5,000        180       April 19, 2014
Guy E. Saidenberg........ Call Written     29,000        200        July 19, 2014

SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2014

                                          By:     /s/ Beverly L. O'Toole
                                                  ------------------------------
                                          Name:   Beverly L. O'Toole
                                          Title:  Attorney-in-Fact

                                 EXHIBIT INDEX

Exhibit                                                       Description
------- ------------------------------------------------------------------------------------------------------------------------

  A.    Registration Rights Instrument, dated as of December 10, 1999 (incorporated by reference to Exhibit G to Amendment
        No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

  B.    Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
        Group, L.P. (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000
        (File No. 005-56295)).

  C.    Form of Counterpart to Shareholders' Agreement for non-U.S. corporations (incorporated by reference to Exhibit L to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  D.    Form of Counterpart to Shareholders' Agreement for non-U.S. trusts (incorporated by reference to Exhibit M to
        Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No. 005-56295)).

  E.    Supplemental Registration Rights Instrument, dated as of June 19, 2000 (incorporated by reference to Exhibit R to
        Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No. 005-56295)).

  F.    Power of Attorney (incorporated by reference to Exhibit X to Amendment No. 14 to the Initial Schedule 13D, filed
        March 29, 2001 (File No. 005-56295)).

  G.    Form of Written Consent Relating to Sale and Purchase of Common Stock (incorporated by reference to Exhibit FF to
        Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No. 005-56295)).

  H.    Amended and Restated Shareholders' Agreement, effective as of January 22, 2010 (incorporated by reference to
        Exhibit 10.6 to GS Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 001-
        14965)).